UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. __)*

American Oncology Network, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

028719102 (CUSIP Number)

Manfred Yu

HealthQuest Tactical Opportunities Fund, L.P.

555 Twin Dolphin Drive

Suite 370

Redwood City, CA 94065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Jason Ford, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA 94063

(650) 321-2400

October 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 028719102	13D	Page 2 of 9

1.	Name of Reporting Persons HealthQuest Tactical Opportunities Fund, L.P. (“HealthQuest Tactical Opportunities”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐(a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,046,775 shares*, except that HealthQuest TOF Management, L.L.C. (“HealthQuest TOF Management”), the general partner of HealthQuest Tactical Opportunities, may be deemed to have sole voting power, and Dr. Garheng Kong (“Kong”), the managing member of HealthQuest TOF Management, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

2,046,775 shares*, except that HealthQuest TOF Management, the general partner of HealthQuest Tactical Opportunities, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest TOF Management, may be deemed to have sole power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,046,775
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row 11	17.7%*
14.	Type of Reporting Person (See Instructions)	PN

*Represents 2,046,775 shares of Series A Preferred Stock held directly by HealthQuest Tactical Opportunities. Each share of Series A Preferred Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,046,775 shares of Series A Preferred Stock held by HealthQuest Tactical Opportunities).

CUSIP NO. 028719102	13D	Page 3 of 9

1.	Name of Reporting Persons HealthQuest TOF Management, L.L.C. (“HealthQuest TOF Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐(a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,046,775 shares*, all of which are owned directly by HealthQuest Tactical Opportunities. HealthQuest TOF Management, the general partner of HealthQuest Tactical Opportunities, may be deemed to have sole voting power, and Kong, the managing Member of HealthQuest TOF Management, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

2,046,775 shares*, all of which are owned directly by HealthQuest Tactical Opportunities. HealthQuest TOF Management, the general partner of HealthQuest Tactical Opportunities, may be deemed to have sole dispositive power, and Kong, the managing Member of HealthQuest TOF Management, may be deemed to have sole power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,046,775
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row 11	17.7%*
14.	Type of Reporting Person (See Instructions)	OO

*Represents 2,046,775 shares of Series A Preferred Stock held directly by HealthQuest Tactical Opportunities. Each share of Series A Preferred Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,046,775 shares of Series A Preferred Stock held by HealthQuest Tactical Opportunities).

CUSIP NO. 028719102	13D	Page 4 of 9

1.	Name of Reporting Persons Dr. Garheng Kong (“Kong”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐(a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,046,775 shares*, all of which are owned directly by HealthQuest Tactical Opportunities. HealthQuest TOF Management, the general partner of HealthQuest Tactical Opportunities, may be deemed to have sole voting power, and Kong, the managing member of HealthQuest TOF Management, maybe deemed to have sole power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

2,046,775 shares*, all of which are owned directly by HealthQuest Tactical Opportunities. HealthQuest TOF Management, the general partner of HealthQuest Tactical Opportunities, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest TOF Management, maybe deemed to have sole power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,046,775
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row 11	17.7%*
14.	Type of Reporting Person (See Instructions)	IN

*Represents 2,046,775 shares of Series A Preferred Stock held directly by HealthQuest Tactical Opportunities. Each share of Series A Preferred Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,046,775 shares of Series A Preferred Stock held by HealthQuest Tactical Opportunities).

CUSIP NO. 028719102	13D	Page 5 of 9

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Class A Common Stock, par value $0.0001 per share (“Common Stock”), of American Oncology Network, Inc., a Delaware corporation (the “Issuer”) to reflect the acquisition of Class A Common Stock by HealthQuest Tactical Opportunities Fund, L.P. (“HealthQuest Tactical Opportunities”) and HealthQuest TOF Management, L.L.C. (“HealthQuest TOF Management”), and Dr. Garheng Kong (“Kong”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer

(a)	The class of equity securities to which this statement relates is the Class A Common Stock of the Issuer.

(b)	The Issuer’s principal executive offices of the Issuer is 14543 Global Parkway, Suite 110, Fort Myers, FL 33913.

Item 2. Identity and Background

(a)	The persons and entities filing this Schedule 13D are Kong, HealthQuest Tactical Opportunities and HealthQuest TOF Management (collectively, the “Reporting Persons”). HealthQuest TOF Management, the general partner of HealthQuest Tactical Opportunities, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by HealthQuest Tactical Opportunities. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment except to the extent of such Reporting Person’s pecuniary interest therein.

(b)	The business address for each of the Reporting Persons is:
c/o HealthQuest Tactical Opportunities Fund, L.P.
555 Twin Dolphin Drive
Suite 370
Redwood City, CA 94065

(c)	The principal occupation of each of the Reporting Person is the venture capital investment business. The principal business of HealthQuest Tactical Opportunities is to make investments in private and public companies, and the principal business of HealthQuest TOF Management is to serve as the general partner of HealthQuest Tactical Opportunities. Kong is the managing member of HealthQuest TOF Management.

(d)	During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	HealthQuest TOF Management is a limited liability company organized under the laws of the State of Delaware. HealthQuest Tactical Opportunities is a limited partnership organized under the laws of the State of Delaware. Garheng Kong is a citizen of the United States of America.

CUSIP NO. 028719102	13D	Page 6 of 9

Item 3. Source and Amount of Funds or Other Consideration.

On October 30, 2023, HealthQuest Tactical Opportunities purchased (i) 1,486,695 shares of Series A Preferred Stock for an aggregate purchase price of $14,527,189.74 from AEA Growth Equity Fund LP (“AEA Growth”) and (ii) 560,080 shares of Series A Preferred Stock for an aggregate purchase price of $5,472,802.72 from AEA Growth Equity Fund (Parallel) LP (“AEA Growth Parallel”) pursuant to that certain Stock Purchase Agreement (the “Purchase Agreement”) dated October 9, 2023 among AEA Growth, AEA Growth Parallel and HealthQuest Tactical Opportunities. Each share of the Series A Preferred Stock is convertible into shares of Class A Common Stock of the Issuer at any time, at the Reporting Person’s election. The number of shares of the Issuer’s Class A Common Stock received upon conversion of a share of Series A Preferred Stock equals the quotient of (A) the sum of (i) the original issue price of $10.00, as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after September 20, 2023, and (ii) any accrued and unpaid dividends on such share, divided by (B) an initial conversion price of $10.00, which is subject to certain anti-dilution adjustments. The Series A Preferred Stock is perpetual and therefore has no expiration date.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a, b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 9,532,354 shares of Class A Common Stock outstanding, as reported in the Issuer’s Form 8-K, filed with the United States Securities and Exchange Commission (the “Commission”) on September 26, 2023.

CUSIP NO. 028719102	13D	Page 7 of 9

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of HealthQuest Tactical Opportunities, the general partner and limited partners of HealthQuest Tactical Opportunities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Pursuant to that certain Amended and Restated Registration Rights Agreement, dated September 20, 2023, by and among the Issuer and certain key stockholders of the Issuer, including HealthQuest Tactical Opportunities (collectively, the “Holders” and such agreement, the “Registration Rights Agreement”), the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Class A Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. The parties to the Registration Rights Agreement are entitled to certain demand and piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement. The Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the Registration Rights Agreement and (ii) with respect to the Sponsor (as defined therein) or any holder of registrable securities party thereto, the date that such person no longer holds any registrable securities.

Exhibit 1:	Joint Filing Agreement, dated November 9, 2023, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Stock Purchase Agreement, dated October 9, 2023, by and among AEA Growth Equity Fund LP, AEA Growth Equity Fund (Parallel) LP, and HealthQuest Tactical Opportunities Fund, L.P. (filed as Exhibit 99.D of AEA Growth Equity Fund LP’s Schedule 13D Amendment No.1 as filed with the Commission on October 13, 2023 and incorporated herein by reference).

Exhibit 3:	Amended and Restated Registration Rights Agreement, dated September 20, 2023, by and among the Issuer, and the Holders (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed on September 26, 2023).

CUSIP NO. 028719102	13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2023

HealthQuest Tactical Opportunities Fund, L.P.

By:	HealthQuest TOF Management, L.L.C.
Its:	General Partner

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

HealthQuest TOF Management, L.L.C.

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

Dr. Garheng Kong

/s/ Garheng Kong